
August 26, 2020

Paul F. Morina
President and Chief Executive Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

> **Re: Hometown International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2020**
> **Supplemental Response**
> **Filed July 31, 2020**
> **File No. 333-238999**

Dear Mr. Morina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2020 letter.

Amendment No. 1 to Form S-1 filed July 7, 2020

Prospectus Cover page, page i

1. We note your disclosure that the shares will be sold at the fixed price of $6.50 until such time as your shares are quoted in the over-the-counter market or listed on any national securities exchange or automated interdealer quotation system. Please revise to state that the shares will be sold at the fixed price of $6.50 until your shares are quoted on the over-the-counter bulletin board ("OTCBB"), or the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system. Please also revise your Plan of Distribution disclosure accordingly.

Prospectus Summary, page 1

2. Please acknowledge your auditor's going concern opinion in the summary, and your risk factors.

Private Placement, page 2

3. We note your response to our prior comment. Please provide us your analysis as to whether a subsequent change of control, following Mr. Coker's disposition of his shares and the April private placement, has occurred. In this regard, we note the following:
    *   according to your disclosure, the April private placement placed substantial restrictions upon your operations, management and Board of Directors;
    *   your beneficial ownership table suggests that Michael Tyldeseley and Ibrahima Thiam, and affiliated entities, currently control you. If true, please revise your beneficial ownership table to reflect their aggregate, even if indirect, ownership.

4. We note here your statement that you will use the proceeds of the private placement, $2,500,000, to explore and evaluate potential merger candidates. We also note your discussion on page 12 that you will investigate potential business combinations and you have included related risk factors. Given that your deli business is closed because of Covid-19 and you intend to explore and evaluate potential merger candidates, please revise your disclosure throughout the prospectus to clarify, if true, that your business is to find and merge with "entities having established operating histories." In this regard, provide us with your analysis as to why you should not be considered a shell company, consistent with Rule 405 of Regulation C.

5. Please revise your disclosure to identify the three selling shareholders who purchased shares in the private placement. You disclose that they are some of the selling stockholders in this offering, however, the number of selling stockholders listed on page 30 far exceeds the three you say purchased 2,500,000 of the 2,783,637 shares you are registering for resale.

Risk Factors, page 4

6. We note your disclosure, "Our common stock offered in this prospectus is quoted on the OTC Pink under the symbol 'HWIN'." Please include a risk factor describing any related risks specific to the Pink Market.

7. Please revise to include a risk factor that acknowledges the volatility of the price of the common stock you are offering for resale. In doing so, please acknowledge your most recent quotation price on the Pink Market, the price at which you are offering shares in this registration statement, the price at which you have sold shares in recent private placements and repurchased shares and the exercise price of your various warrants.

Our Business, page 10

8. Please elaborate upon the arrangements you have entered into with Tryon Capital Ventures and VCH Limited for $15,000 and $25,000 per month, respectively, to explain exactly what services each consultant will be providing you. Considering your lack of revenue, please revise your liquidity disclosure to explain how you intend to finance these obligations. If the use of proceeds from your recent private placement will be used for these obligations, please state as much.

Liquidity and Capital Resources, page 18

9. We note your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

10. We note your disclosure that you fully repaid the notes payable from related party totaling $285,126 along with accrued interest on April 24, 2020. If the loans were repaid using proceeds from the private placement, please state as much. Please also revise to disclose the identity of the related party and disclose the remaining balance of amounts owed to related parties, if any.

Selling Shareholders, page 29

11. For each selling shareholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Consolidated Financial Statements, page F-1

12. Please revise to update your financial statements, and accompanying Management's Discussion and Analysis and auditor's consent, to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.

General

13. Please provide the disclosure required by Item 5 of Form S-1 and Regulation 505 of Regulation S-K concerning how you determined the offering price.

    You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services